Exhibit 12.1
POSTROCK ENERGY CORPORATION
RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Year Ended December 31,
	2006	2007	2008	2009	January 1 - March 5, 2010	March 6 - December 31, 2010
	($ in thousands)
	Predecessor					Successor

EARNINGS:
Income (loss) before income taxes and minority interests	29,494	(47,058)	(239,652)	(292,320)	21,736	45,221
Interest expense	18,888	32,824	23,509	21,812	3,246	14,416
Loan cost amortization	2,069	11,220	2,100	7,761	2,094	5,753
Interest included in operating lease expense	296	412	688	692	100	524
Amortization of capitalized interest	—	39	52	59	—	—

Earnings	$50,747	$(2,563)	$(213,303)	$(261,996)	$27,176	$65,914

FIXED CHARGES:
Interest expense	18,888	32,824	23,509	21,812	3,246	14,416
Capitalized interest	1,081	385	626	—	—	—
Interest included in operating lease expense	296	412	688	692	100	524
Loan cost amortization	2,069	11,220	2,100	7,761	2,094	5,753

Fixed Charges	$22,334	$44,841	$26,923	$30,265	$5,440	$20,693

Preferred dividend requirements	—	—	—	—	—	1,980

COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$22,334	$44,841	$26,923	$30,265	$5,440	$22,673

RATIO OF EARNINGS TO FIXED CHARGES	2.3	(0.1)	(7.9)	(8.7)	5.0	3.2

INSUFFICIENT COVERAGE	$—	$47,404	$240,226	$292,261	$—	$—

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	2.3	(0.1)	(7.9)	(8.7)	5.0	2.9

INSUFFICIENT COVERAGE	$—	$47,404	$240,226	$292,261	$—	$—